SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) ☑
WILMINGTON TRUST COMPANY
(Exact name of Trustee as specified in its charter)

Delaware	51-0055023
(Jurisdiction of incorporation of organization if not a U.S.	(I.R.S. Employer Identification No.)
national bank)
1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-1000
(Address of principal executive offices, including zip code)
Michael A. DiGregorio
Senior Vice President and General Counsel
Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-8793
(Name, address, including zip code, and telephone number, including area code, of agent of service)
US Airways, Inc.
(Exact name of obligor as specified in its charter)

Delaware	53-0218143
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)
111 West Rio Salado Parkway
Tempe, Arizona 85281
(Address of principal executive offices, including zip code)

Pass Through Certificates of US Airways, Inc.
(Title of the indenture securities)

ITEM 1. GENERAL INFORMATION
ITEM 2. AFFILIATIONS WITH THE OBLIGOR
ITEM 16. LIST OF EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.4
EXHIBIT 99.6
EXHIBIT 99.7

ITEM 1. GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Federal Reserve Bank of Philadelphia	State Bank Commissioner
Ten Independence Mall	555 East Lockerman Street, Suite 210
Philadelphia, PA 19106-1574	Dover, Delaware 19901

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.
ITEM 2. AFFILIATIONS WITH THE OBLIGOR.
If the obligor is an affiliate of the trustee, describe each affiliation:
Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.
ITEM 16. LIST OF EXHIBITS.
Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.
Exhibit 1. Copy of the Charter of Wilmington Trust Company:
Exhibit 2 —Certificate of Authority of Wilmington Trust Company to commence business — included in Exhibit 1 above.
Exhibit 3 — Authorization of Wilmington Trust Company to exercise corporate trust powers — included in Exhibit 1 above.
Exhibit 4. Copy of By-Laws of Wilmington Trust Company.
Exhibit 5. Not applicable
Exhibit 6. Consent of Wilmington Trust Company required by Section 321(b) of the Trust Indenture Act.
Exhibit 7. Copy of most recent Report of Condition of Wilmington Trust Company.
Exhibit 8. Not applicable.
Exhibit 9. Not applicable.
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the ____ day of December, 2010.

[SEAL]	WILMINGTON TRUST COMPANY
Attest: /s/ Robert P. Hines, Jr.	By:	/s/ Robert J. Perkins
Assistant Secretary		Name:	Robert J. Perkins
		Title:	Vice President